COLT DEFENSE LLC P.O. BOX 118, HARTFORD, CONNECTICUT 06141, 860/236-6311

October 31, 2014

Via Edgar

John Cash

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Colt Defense LLC
Form 10-K for the Year Ended December 31, 2013
Filed March 20, 2014
Form 10-K/A for the Year Ended December 31, 2013
Filed September 15, 2014
Form 10-Q for the Quarter Ended June 29, 2014
Filed September 15, 2014
File No. 333-171547

Dear Mr. Cash:

This letter sets forth Colt Defense LLC’s (the “Company”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter, dated October 8, 2014 (the “Comment Letter”), regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013 (the “2013 10-K”), Form 10-K/A for the Year Ended December 31, 2013 (the “2013 10-K/A”) and Form 10-Q for the Quarter Ended June 29, 2014 (the “Second Quarter 10-Q”). The Staff’s comments have been reproduced below followed by the Company’s response. Please note that all dollar amounts below are in thousands.

Form 10-K/A for the Year Ended December 31, 2013

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response:  The Company acknowledges the Staff’s comment and, upon the conclusion of the Staff’s comment letter process, will promptly file an amended 2013 10-K, March 30, 2014 First Quarter 10-Q (the “First Quarter 10-Q”) and the Second Quarter 10-Q including the requested amendments. The Company has indicated as a response to each of those questions that such amendment will be filed. Additionally, in our responses below to the Staff’s requests for additional disclosures or other revisions, we provided the additional disclosures and revisions that we currently would expect to make in our future filings, based on the relevant facts for the year ended December 31, 2013 and the fiscal quarter ended September 28, 2014, as applicable. The actual disclosures in our future filings are subject to change based on changes in the underlying facts.

2.                                      It does not appear that you have filed your Section 906 certifications.  SEC Release 33-8238 requires Section 906 certifications to be filed as exhibits to annual and quarterly reports.  As such, please file amendments to your December 31, 2013 Form 10-K/A, March 30, 2014 Form 10-Q and June 29, 2014 Form 10-Q to include Section 906 certifications.  In doing so, please refile the filings in their entirety, along with the certifications.  The certifications should be currently dated and refer to the amended filings.

Response:  The Company acknowledges the Staff’s comment and, upon the conclusion of the Staff’s comment letter process, will promptly file an amended 2013 10-K, First Quarter 10-Q and Second Quarter 10-Q, each which will include a Section 906 certification attached as an exhibit thereto. Such certifications will be currently dated and refer to the amended filings.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 35

3.                                      Given your significant foreign operations, please enhance your liquidity disclosure to address the following:

•                       Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2013; and

•                       Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that in future filings, to the extent relevant, we will provide additional information regarding our foreign cash and cash equivalents and current plans regarding repatriation, if any. For example, the liquidity disclosure for our Form 10-Q for the Quarter Ended September 28, 2014, would be expected to read as follows, subject to change based on changes in the underlying facts and the outcome of our liquidity assessment described in Comment 8 below:

Our domestic and foreign cash and cash equivalents as of December 31, 2013 and September 28, 2014, respectively, are as follows:

	December 31, 2013	September 28, 2014
United States (1)	$8,363	$2,029
Canada (2)	4,213	1,911
Netherlands (3)	18	23
Total cash and cash equivalents	$12,594	$3,963

(1)         United States includes the following legal entities:  Colt Defense LLC, New Colt Holding Corp., Colt’s Manufacturing Company LLC and Colt Defense Technical Services LLC.

(2)         Canada includes the following legal entity: Colt Canada Corporation.

(3)         Netherlands includes the following legal entity: Colt International Cooperatief U.A.

Our policy has been to permanently reinvest foreign monies outside the U.S. and although our current plan is to not repatriate foreign cash and cash equivalents to fund U.S. operations, we continue to reevaluate our plans on a regular basis and in light of current circumstances.

When and if we need to repatriate cash and cash equivalents, based on our current legal entity structure as described in footnote 1, Nature of Business in this Form 10-Q, we would not be required to accrue and pay U.S. income taxes to repatriate these funds.  Our cost of repatriation would be in the form of a 5% withholding tax which Colt Canada is required to withhold on dividends when declared and paid to Colt International under the terms of the treaty between Canada and The Netherlands. There is no further income or withholding tax on dividends when declared and paid to Colt Defense LLC.

Item 8.  Financial Statements and Supplemental Data, page 42

Note 2.  Summary of Significant Accounting Policies, page 50

Self-Funded Medical Plan and Self-Funded Worker’s Compensation, page 69

4.                                      You indicate that you are self-insured for worker’s compensation and medical insurance.  Please disclose your stop loss limits associated with each risk you are self-insured for, including, but not limited to, worker’s compensation and medical insurance.

Response: The Company acknowledges the Staff’s comment and respectfully submits that in future filings, to the extent applicable, we will provide additional information regarding our self-insurance, medical plan and worker’s compensation liabilities. For example, the Medical Plan and Workers Compensation disclosure from our 2013 10-K, revised to reflect the expanded disclosure, would read as follows:

Self-Funded Medical Plan

As of December 31, 2013, the Company maintained three employee group medical plans, one of which covers our Canadian subsidiary and two of which cover our domestic operations and are self-funded. The Company’s domestic medical plan liabilities are limited by individual and aggregate stop loss insurance coverage. One plan is maintained under Colt Defense LLC and one plan is maintained under Colt’s Manufacturing Company LLC.  Included in accrued expense in the accompanying consolidated balance sheets is a liability for reported claims outstanding, as well as an estimate of incurred but unreported claims, based on our best estimate of the ultimate cost not covered by stop loss insurance.  The individual stop loss limit for Colt’s Manufacturing Company LLC and Colt Defense LLC is $100 and $125, respectively.  The aggregate stop loss limit for Colt’s Manufacturing Company LLC and Colt Defense LLC is $3,540 and $10,149, respectively.  The actual amount of the claims could differ from the total consolidated estimated liability recorded of $823 and $1,396 at December 31, 2013 and 2012, respectively.

Self- Funded Worker’s Compensation

As of December 31, 2013, the Company insured its domestic worker’s compensation with a $250 per event deductible program, that incorporates individual, accident and aggregate stop loss limits of $2,000. The Company’s liability for estimated premiums and incurred losses under the Company’s deductible policies that have been actuarially determined and accrued for as of December 31, 2013 and December 31, 2012 were $214 and $0, respectively.

Exhibit 31 - Certifications

5.                                      The certifications presented in your December 31, 2013 Form 10-K/A omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications.  Please file an amendment to your Form 10K/A to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b).  In addition, the certifications presented in your March 30, 2014 and June 29, 2014 Forms 10-Q omit the internal control over financial reporting language from the introductory portion of paragraph 4.  Please file amendments to your Forms 10-Q to include certifications that do not exclude the introductory portion of paragraph 4.  Please ensure that the revised certifications refer to the Form 10-K/A or Form 10-Q/A, as appropriate, and are currently dated.  Refer to Item 601(b)(31) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and, upon the conclusion of the Staff’s comment letter process, will promptly file an amended 2013 10-K which includes in the certification attached as an exhibit thereto the introductory portion of paragraph 4 as well as paragraph 4(b). The Company will also, upon the conclusion of the Staff’s comment letter process, promptly file an amended First Quarter 10-Q and Second Quarter 10-Q each which will include in the certification attached to as an exhibit thereto the introductory portion of paragraph 4. Such certifications will refer to the Form 10-K/A or Form 10-Q/A, as appropriate, and will be currently dated.

Form 10-Q for the Quarter Ended June 29, 2014

General

6.                                      Please address the above comments in your interim financial statements to the extent they are applicable.

Response:  The Company acknowledges the Staff’s comment and will address the comments above in the interim financial statements of future filings, to the extent applicable.

Item 1.  Financial Statements

Note 9.  Notes Payable and Long-Term Debt, page 19

7.                                      Regarding the senior notes that you issued on November 10, 2009, we note that you entered into a supplement to the Indenture on June 19, 2013 by which Dutch Holdings, Colt Canada and Colt Defense Technical Services LLC became new subsidiary guarantors to the senior notes.  Additionally, you entered into another supplement to the Indenture on July 12, 2013 by which New Colt and Colt’s Manufacturing became parties to the Indenture and each agreed to jointly and severally guarantee the obligations under the Indenture.  As such, please tell us what consideration you gave to providing financial statements pursuant to Rule 3-10 of Regulation S-X.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that as stated in Note 2 to the Notes to the Consolidated Financial Statements contained in the Company’s Form 10-Q for the quarter ended March 30, 2014 (the “First Quarter 10-Q”), the Company determined that in accordance with Rule 3-10(d) of SEC Regulation S-X (Note 5), the Company is not required to present condensed consolidating financial statements because as of the consummation of the “Restructuring” as described below (effective January 1, 2014), Colt Defense LLC has no independent assets or operations, all of the Company’s subsidiaries are 100% owned and have guaranteed the Company’s senior notes, and all of the guarantees are full, unconditional, joint and several. The Company advises the Staff that effective January 1, 2014, the Company completed an intercompany restructuring (the “Restructuring”) whereby Colt Defense LLC and New Colt Holding Corp. contributed their assets and operations to Colt’s Manufacturing Company LLC, effective as of January 1, 2014 (as further described in Note 1 to the Consolidated Financial Statements contained in the First Quarter 10-Q).

The Company further advises the Staff that in our Form 10-Q for Quarter ending September 28, 2014, and in all future interim and annual filings, to the extent still applicable, our disclosures will include a statement in the notes to the Company’s financial statements as follows:

Guarantor Financial Statements  In accordance with Rule 3-10(d) of SEC Regulation S-X (Note 5), the Company is not presenting condensed consolidating financial statements as Colt Defense LLC and Colt Finance Corp. have no independent assets or operations. All of the Company’s subsidiaries are 100% owned and have guaranteed the  Company’s Senior Notes; and all of the guarantees are full, unconditional, joint and several.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 36

8.                                      You disclose that absent an amendment to the Term Loan, you would have been in violation of certain of your financial covenants as of June 29, 2014.  You further disclose that it is possible you will not meet one or more of the Term Loan covenants as of December 31, 2014 or subsequent quarters of 2015.  Please disclose for your current material covenants the required ratios/amounts as well as the actual ratios/amounts as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.  Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that in future filings, to the extent relevant, we will disclose for the Company’s current material covenants, the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. For example, the covenant disclosure for our Form 10-Q for the Quarter Ended September 28, 2014 (the “Third Quarter 10-Q”), revised to reflect the expanded disclosure, would be expected to read as follows, subject to change based on changes in the underlying facts:

Note 9   Notes Payable and Long-Term Debt

Term Loan

On July 12, 2013, in connection with the Merger, the Company entered into the Term Loan agreement, which matures on November 15, 2016. The Term Loan bears interest at a variable rate of 9.75% plus the greater of the three month LIBOR rate or 1%. Interest is payable quarterly in arrears on the first day of the subsequent calendar quarter. Under the Term Loan, the Company’s obligations are secured by a first priority security interest in the Company’s intellectual property and a second priority security interest in substantially all other assets. The Term Loan was issued at a discount of $2,293, which represents the lenders fees and legal expenses. The Company also incurred $2,120 in financing fees. The discount and the financing fees are being amortized as additional interest expense over the life of the indebtedness. On August 6, 2014, the Company entered into Amendment No. 1 to the Term Loan (the “Term Loan Amendment”).  Absent an amendment to the Term Loan, the Company would have been in violation of certain of its financial covenants as of September 28, 2014.  The Term Loan Amendment is discussed in more detail in the following paragraph.

The Term Loan Amendment, provided that, (i) the financial covenants were eliminated for the rolling four quarter periods ended June 29, 2014 and September 28, 2014 and modified for the rolling four quarter period ended December 31, 2014, (ii) the Company was granted the option to not pay principal installment payments of $1,875 due on September 30, 2014, December 31, 2014 and March 31, 2015, (iii) the applicable prepayment premium was increased from 2% to 6% of the outstanding principal balance of the Term Loan, (iv) the date of the applicable prepayment determination was extended to July 31, 2016 and (v) the Company has been granted a 30 day extension to deliver financial information to the Term Loan lenders to allow for completion of the restatement of the Company’s 2013 10-K (see Note 2. Summary of Significant Accounting Policies).  Additionally, the Company agreed to pay an amendment fee of $0.5 million that will be capitalized and paid-in-kind by being added to the outstanding principal balance of the Term Loan.

The Term Loan Amendment fee of $0.5 million, along with Term Loan lenders legal fees to be paid by the Company in conjunction with the Term Loan Amendment, will be recorded as additional debt discount in the third quarter of 2014 and amortized as interest expense over the remaining term of the Term Loan.  The Company will expense costs incurred by the Company in conjunction with the Term Loan Amendment in the third quarter of 2014.  The Company elected not to pay the principal installment payment due on September 30, 2014 and currently intends to not pay principal installment payments due on December 31, 2014 and March 31, 2015 and, therefore, the long term debt — current portion on the consolidated balance sheet as of September 28, 2014, has been adjusted accordingly, to reflect anticipated Term Loan principal installment payments over the next twelve months.

The Company was in compliance with its Term Loan covenants, as amended, as of September 28, 2014 (pursuant to the Term Loan Amendment the Company was not required to satisfy any particular financial covenant levels for the quarter ending September 28, 2014) and December 31, 2013.  It is probable that the Company will not meet one or more of the Term Loan covenants, as amended, as of December 31, 2014, and subsequent quarters of 2015.  If the Company were not to meet certain of the Term Loan covenants, as amended, in the future, the Company would seek a waiver from the Term Loan lenders.  There is no assurance that such a waiver could be obtained from the Term Loan lenders in a timely basis, or at all, in which case the Company would be in default under the Term Loan and the Term Loan would become a current liability.

As of September 28, 2014 and December 31, 2013, the Company was subject to four financial covenants as defined in the Term Loan agreement: (i) minimum EBITDA (“Minimum EBITDA”), (ii) fixed charge coverage ratio (“FCCR”), (iii) secured coverage ratio (“Secured Coverage Ratio”) and (iv) capital expenditures (“Capital Expenditures”).  Prior to Amendment No. 1, the required Minimum EBITDA for the four quarters ended September 28, 2014 and December 31, 2013 was $40,000.  Actual Minimum EBITDA for the four quarters ended September 28, 2014 and December 31, 2013 was $31,825 and $62,125, respectively.  Amendment No. 1 eliminated the Minimum EBITDA covenant for the four quarters ended September 28, 2014.  Prior to Amendment No. 1, the required FCCR for the four quarters ended September 28, 2014 and December 31, 2013 was a minimum of 0.90:1.00.  The actual FCCR for the four quarters ended September 28, 2014 and December 31, 2013 was 0.74:1.00 and 1.71:1.00, respectively.  Amendment No. 1 eliminated the FCCR covenant for the four quarters ended September 28, 2014.  Prior to Amendment No. 1, the required Secured Coverage Ratio for the four quarters ended September 28, 2014 and December 31, 2013 was a ratio not greater than 1.20:1.00.  The actual Secured Coverage Ratio for the four quarters ended September 28, 2014 and December 31, 2013 was 2.02:1.00 and 1.03:1.00, respectively. Amendment No. 1 eliminated the Secured Leverage Ratio covenant for the four quarters ended September 28, 2014.  The maximum allowed Capital Expenditures for the four quarters ended September 28, 2014 and December 31, 2013 is $12,000.  The actual Capital Expenditures for the four quarters ended September 28, 2014 and December 31, 2013 were $3,855 and $8,598, respectively.  Amendment No. 1 did not modify the Capital Expenditure covenant.

On September 30, 2014, the Company made a Term Loan interest payment of $1,318.

The Term Loan agreement also contains non-financial covenants and other restrictions which limit the Company’s ability to incur additional indebtedness, make investments or certain payments, pay dividends (other than member distributions to support the Company’s member related taxes) enter into a merger and  acquire or sell assets.

Principal repayments, which are due quarterly on the last day of each calendar quarter, are as follows:

Amount
Remaining 2014 (1)	$0

2015	5,625

2016	41,875

Total	$48,125

(1)                                 In accordance with the Term Loan Amendment, the Company elected not to pay the principal installment payment due on September 30, 2014 and currently intends to not make principal repayments for the quarters ending December 31, 2014 and March 31, 2015.

Credit Agreement

On September 29, 2011, the Company entered into a credit agreement (“Credit Agreement”) with Wells Fargo Capital Finance, LLC (“WFCF”).  Under the terms of the Credit Agreement, senior secured revolving loans are available up to $50,000, inclusive of $20,000 available for letters of credit.  Revolving loans are subject to, among other things, the borrowing base, which is calculated monthly based on specified percentages of eligible accounts receivable and inventory and specified values of fixed assets.  Under the Credit Agreement, the Company’s obligations are secured by a first-priority security interest in substantially all of its assets (other than intellectual property), including accounts receivable, inventory and certain other collateral, and a second-priority security interest in its intellectual property. The Credit Agreement matures on September 28, 2016.

Borrowings under the Credit Agreement bear interest at a variable rate based on the London Inter-Bank Offered Rate (“LIBOR”), the Canadian Banker’s Acceptance Rate or the lender’s prime rate, as defined in the Credit Agreement, plus a spread. The interest rate spread on borrowing varies based on both the rate option selected and Colt’s quarterly average excess availability under the Credit Agreement. There is an unused line fee of .50% per annum, payable quarterly on the unused portion under the facility and a $40 annual servicing fee.

The Credit Agreement limits the Company’s ability to incur additional indebtedness, make investments or certain payments, pay dividends (other than for member distributions to support member LLC-related taxes) and merge, acquire or sell assets. In addition, certain covenants would be triggered if excess availability were to fall below a specified level. Excess availability is determined as the lesser of our borrowing base or $50,000, reduced by outstanding obligations under the Credit Agreement and trade payables that are more than 60 days past due. Availability as of September 28, 2014 is $13,131.The Credit Agreement has an excess availability threshold of $11,000. If excess availability is below $11,000, the Company would be required to be in compliance with a fixed charge coverage ratio, as defined in the Credit Agreement (“WFCF FCCR”).  If the Company is not in compliance with the WFCF FCCR and below $11,000 in excess availability, the Company would not be able to borrow additional amounts under the Credit Agreement. In addition, if excess availability falls below $11,000 or an event of default occurs, the Company would be required to provide WFCF with more frequent compliance reporting and WFCF may also assume certain other contractual privileges.  The Credit Agreement contains customary events of default.

As of September 28, 2014, there were advances of $13,000 and $3,854 of letters of credit outstanding under the Credit Agreement. As of December 31, 2013, there was a $7,083 line advance and $3,486 of letters of credit outstanding under the Credit Agreement.  As of November 12, 2014, there were advances of $[      ] outstanding under the Credit Agreement.

On March 22, 2013, the Company entered into Amendment No. 2 to the Credit Agreement, whereby, among other things, WFCF consented to the transaction pursuant to the Unit Repurchase Agreement. For additional information about this transaction, see Note 13, “Accumulated Deficit” in this Form 10-Q.

On June 19, 2013, the Company entered into Amendment No. 3 to the Credit Agreement, whereby WFCF consented to the contribution of all the issued and outstanding equity interests issued by Colt Canada to Colt International so that Colt Canada would become a wholly-owned subsidiary of Colt International, and providing for Colt International to become a guarantor under the Credit Agreement.

On July 12, 2013, the Company entered into Amendment No. 4 to the Credit Agreement, which provided for New Colt to become a guarantor and Colt’s Manufacturing Company LLC (“Colt’s Manufacturing”) to become a borrower under the Credit Agreement in connection with the Merger.

On August 6, 2014, the Company entered into Amendment No. 5 to the Credit Agreement, whereby WFCF consented to, among other things, extending the delivery date to September 15, 2014 for the Company to deliver financial statements for the month and fiscal quarter ended June 29, 2014.

As of September 28, 2014 and December 31, 2013, the Company was in compliance with all of the Credit Agreement covenants and restrictions, as amended, and the Company monitors its future compliance based on current and anticipated financial results. The WFCF FCCR for four consecutive quarters may not be less than 1.00:1.00.  As of September 28, 2014 and December 31, 2013 the Company’s availability was in excess of $11,000 and therefore the WFCF FCCR was not in effect.  If it had been in effect, the calculated WFCF FCCR for the four quarters ended September 28, 2014 and December 31, 2013 would have been 0.89:1.00 and 1.78:1.00, respectively.

Senior Notes

On November 10, 2009, Colt Defense LLC and Colt Finance Corp., the Company’s 100%-owned subsidiary, jointly and severally co-issued $250,000 of unsecured senior notes (“Senior Notes”) under an indenture (“Indenture”). The Senior Notes bear interest at 8.75% and mature on November 15, 2017. Interest is payable semi-annually in arrears on May 15 and November 15. The Company issued the Senior Notes at a discount of $3,522 from par value. This discount is being amortized as additional interest expense over the life of the indebtedness. No principal repayments are required until maturity.

The Senior Notes do not contain financial covenants that require the Company to maintain compliance with any financial ratios or measurements on a periodic basis. The Senior Notes do contain non-financial covenants that, among other things, limit the Company’s ability to incur additional indebtedness, enter into certain mergers or consolidations, incur certain liens and engage in certain transactions with its affiliates. In addition, the Indenture restricts the Company’s ability to pay dividends or make other Restricted Payments (as defined in the Indenture) to its members, subject to certain exceptions. Such restrictions are not expected to affect the Company’s ability to meet its cash obligations for the next twelve months.  Additionally, the Senior Notes contain certain cross-default provisions with other indebtedness if such indebtedness in default aggregates to $20,000 or more.

Each of the debt agreements contain certain cross-default provisions, whereby a default under one agreement represents a default under the others.

In addition to the disclosures drafted above that we expect to add to our Third Quarter 10-Q, we will also be adding additional discussion of our current cash flow and liquidity position. Certain events have occurred during the third quarter, which have negatively impacted our liquidity position.  We are in the process of evaluating our current liquidity forecast and projected debt covenant compliance.  We do not expect to be in compliance with our Term Loan agreement covenants at December 31, 2014 as they currently stand. We are evaluating our forecasted operating cash flows in consideration of recent delays in product shipments, availability of borrowings under our line of credit and ability to maintain debt covenant compliance.  We will update our disclosures in the Third Quarter 10-Q filing and refile our Form 10-K/A once we have completed this analysis.

The Company hereby acknowledges that:

•                       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or need additional information, please do not hesitate to contact me. I may be reached at 860-244-1388 or by e-mail (sflaherty@colt.com).

Sincerely,

/s/ Scott B. Flaherty

Scott B. Flaherty
Senior Vice President and
Chief Financial Officer

cc:	Dennis Veilleux (Colt Defense LLC)
John Coghlin (Colt Defense LLC)
William J. Miller (Cahill Gordon & Reindel LLP)
Josiah M. Slotnick (Cahill Gordon & Reindel LLP)

SYMBOL OF QUALITY SINCE 1836